EXHIBIT 5(a)


FOR FURTHER INFORMATION:
John Walker, Chief Financial Officer
(972) 406-7108

FOR IMMEDIATE RELEASE

EMERSON RADIO CORP. ANNOUNCES 13D PROPOSAL BY OAKTREE CAPITAL TO ACQUIRE MAJORITY INTEREST

PROPOSAL INCLUDES FUNDS FOR BOND REDEMPTION, WORKING CAPITAL AND OTHER POSSIBLE FINANCIAL RESTRUCTURINGS


Parsippany, NJ - December 18, 1998 - Emerson Radio Corp. (AMEX: MSN) announced today that Oaktree Capital Management, LLC, an $11 billion private investment partnership and Kenneth Grossman, an investor in undervalued securities (the "Investors") have submitted a proposal to acquire more than 29 million shares of common stock owned by Geoffrey P. Jurick, the Chairman and Chief Executive Officer of Emerson, for $.50 per share in cash (or $14,576,270).

The 29 million shares constitute approximately 60% of Emerson's issued and outstanding common stock and are pledged to certain creditors of Mr. Jurick (the "Creditors") pursuant to a Settlement Agreement. In addition, the proposal contemplates that the Investors will (i) effect a recapitalization of Emerson that will provide cash proceeds sufficient to permit Emerson to repurchase any of Emerson's 8.5% Convertible Senior Subordinated Debentures, due 2002 that are validly put to Emerson at 100% of face value plus accrued interest as a result of the change in control attributable to consummation of the proposal and (ii) will replace or renegotiate, if necessary, Emerson's working capital facility. Oaktree stated that it has the resources to fund and execute the proposed acquisition and would not require financing as a condition to closing.

The proposal is described in a Schedule 13D filed by the Investors that also states that the Creditors have advised the Investors that they will recommend to the Court presiding over the Settlement Agreement that the Investors be permitted to commence a due diligence investigation of Emerson. The Investors stated they do not currently anticipate changing Emerson's operating management or its strategic course. The closing of the proposed transaction is subject to certain conditions set forth in the proposal. If this proposal is successful the Investors will have in excess of $26 million invested in Emerson.

"Oaktree's investment in Emerson's securities clearly indicates their recognition that the common stock is significantly undervalued at today's market price", stated Geoffrey P. Jurick, Chairman and Chief Executive Officer of Emerson. "Emerson is fully aware of this undervaluation and recently repurchased approximately 2,774,000 shares of common stock pursuant to its ongoing stock repurchase program."


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The Schedule 13D also discloses the Investors have  increased  their  beneficial ownership  in  Emerson's  common  shares  from 5.7% to 6.7% as a result of their
ownership  of   $13,889,000  in  principal   amount  of  Emerson's   convertible
debentures. The outstanding principal amount of the debentures is approximately $20,750,000. The debentures are convertible into shares of Emerson's common stock at a rate of approximately $4 per share.

EMERSON RADIO CORP. is headquartered in Parsippany, New Jersey. The Company designs, markets and licenses, throughout the world, full lines of televisions and other video products, microwave ovens, audio products, telephones and home theater products. Emerson Radio also has a minority interest in Sport Supply Group, Inc., which markets its products through specifically targeted direct mail catalogs.

This press release, other than the historical information, contains forward-looking statements that involve risks and uncertainties. These risks and uncertainties are detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's Reports on Form 10-K and Form 10-Q. Actual results may vary materially from those stated depending upon a number of factors, including but not limited to, product supply and demand, price competition, success of licensing arrangements, and the Company's ability to develop new products and competition from companies with greater resources.